EXHIBIT 99.2

             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2005

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

Results previously reported for the three and nine months ended 31 December 2004 were reported under UK GAAP. Figures reported here are reported under IFRS. A detailed explanation of the changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are set out on page F-6.

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS

                                               THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   31 DECEMBER                     31 DECEMBER
                                        ------------------------------------------------------------------
                                            2004        2005       CHANGE       2004      2005     CHANGE
                                        ------------------------------------------------------------------
                                        ((POUND) IN MILLIONS)              ((POUND) IN MILLIONS)
Revenue                                    293.3       399.9        36.3%    897.9   1,111.0        23.7%
Cost of sales                             (139.0)     (187.6)       35.0%   (410.6)   (512.0)       24.7%
-------------------------------------------------------------             -------------------
Gross profit                               154.3       212.3        37.6%    487.3     599.0        22.9%
Distribution costs                          (8.4)      (11.4)       35.7%    (26.1)    (33.2)       27.2%
Administrative expenses (including
exceptional items)                         (75.4)     (101.9)       35.1%   (216.7)   (249.8)       15.3%
-------------------------------------------------------------             -------------------
OPERATING PROFIT BEFORE EXCEPTIONAL
   ITEMS                                    70.5       101.0        43.3%    257.3     315.4        22.6%
Exceptional items                              -        (2.0)                (12.8)      0.6
-------------------------------------------------------------             -------------------
OPERATING PROFIT                            70.5        99.0        40.4%    244.5     316.0        29.2%
=============================================================             ===================
PROFIT FOR THE FINANCIAL  PERIOD BEFORE
   EXCEPTIONAL ITEMS                        29.7        39.9        34.3%    110.1     126.0        14.4%
PROFIT FOR THE FINANCIAL PERIOD             29.7        38.6        30.0%    102.1     123.0        20.5%
==========================================================================================================
Gross profit margin (%)                     52.6        53.1                  54.3      53.9

EBITDA (a)                                  77.6       115.1        48.3%    266.0     350.6        31.8%
EBITDA margin (%)                           26.5        28.8                  29.6      31.6

EBITDA before exceptional items (b)         77.6       117.1        50.9%    278.8     350.0        25.5%
EBITDA margin before  exceptional
  items (%)                                 26.5        29.3                  31.1      31.5


Cash  inflow  from  operations   before
  payments of exceptional  items,  less
  capital expenditure                       90.6       127.4        40.6%    261.2     340.1        30.2%
Cash  conversion   before   exceptional
  items (%) (c)                            116.8       108.8                  93.7      97.2

(a) EBITDA comprises total operating profit before depreciation and amortisation of fixed assets, both being non-cash items. EBITDA is not a measurement of performance under IFRS or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit and EBITDA".

(b) EBITDA before exceptional items comprises EBITDA as described above and in the nine months ended 31 December 2005 excludes exceptional costs of (pound)4.4 million arising from the TransWestern acquisition and an exceptional credit of (pound)5.0 million from releasing an unused provision for IPO costs in the UK. EBITDA before exceptional items for the nine months ended 31 December 2004 is stated before exceptional costs of (pound)12.8 million ((pound)8.0 million net of tax credit) which was the cost of litigation brought against our US operations.

(c) Cash conversion represents cash flow from operations before payments of items described as exceptional in note b, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit and EBITDA".

YELL GROUP OPERATIONAL INFORMATION


UNAUDITED                                                                  NINE MONTHS ENDED 31 DECEMBER
                                                                    ---------------------------------------
                                                                             2004          2005     CHANGE
                                                                    -------------- ------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (a)                                            354           340      (4.0)%
Directory editions published                                                   74            76
Unique advertiser retention rate (%) (b)                                       75            75
Revenue per unique advertiser ((pound))                                     1,210         1,282       6.0%

US PRINTED DIRECTORIES (YELLOW BOOK)
Unique advertisers (thousands) (a) (c)                                        346           373       7.8%
Directory editions published                                                  401           419
Unique advertiser retention rate (%) (c)                                       71            71
Revenue per unique advertiser ($)                                           2,285         2,525      10.5%

US PRINTED DIRECTORIES (TRANSWESTERN)
Unique advertisers (thousands) (a) (c)                                          -            80
Directory editions published                                                    -           128
Unique advertiser retention rate (%) (c)                                        -            69
Revenue per unique advertiser ($)                                               -         2,037

OTHER UK PRODUCTS AND SERVICES
Yell.com searchable advertisers at 31 December (thousands) (d)                133           167      25.6%
Yell.com searches for December (millions)                                      15            21      40.0%
Yell.com revenue per average searchable advertiser ((pound)) (e)              219           272      24.2%

US INTERNET
Yellowbook.com advertisements online at 31 December
  (thousands)(f)                                                              543         1,051      93.6%
Yellowbook.com unique visitors at 31 December (millions) (g)                                2.6

-----------------------
(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the nine months ended 31 December 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the United States is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the nine month period by the average number of Yell.com searchable advertisers (2004-118,000; 2005-154,000) in that period.

(f) Represents all paid for searchable advertisements appearing on the Yellowbook.com website. Includes advertisements appearing on Worldpages.com, acquired with TransWestern.

(g) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern.

REVENUE

                                          THREE MONTHS ENDED 31                   NINE MONTHS ENDED
                                                DECEMBER            CHANGE          31 DECEMBER            CHANGE
                                      ---------------------------              -----------------------
                                            2004           2005                      2004         2005
                                      ------------------------------------------------------------------
                                        ((POUND) IN MILLIONS)                 ((POUND) IN MILLIONS)
--------------------------------------------------------------------------------------------------------
UK printed directories                     127.9           130.2      1.8%          428.8         436.1       1.7%
Other UK products and services              13.7            21.2     54.7%           37.8          56.5      49.5%
-----------------------------------------------------------------             --------------------------
TOTAL UK REVENUE                           141.6           151.4      6.9%          466.6         492.6       5.6%
-----------------------------------------------------------------             --------------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)           151.7           232.4     53.2%          431.3         601.9      39.5%
    Exchange impact (a)                        -            16.1                        -          16.5
-----------------------------------------------------------------             --------------------------
TOTAL US REVENUE                           151.7           248.5     63.8%          431.3         618.4      43.4%
-----------------------------------------------------------------             --------------------------
GROUP REVENUE                              293.3           399.9     36.3%          897.9       1,111.0      23.7%
==================================================================            ===========================

----------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Group revenue during the nine months ended 31 December 2005 increased 23.7% to (pound)1,111.0 million, or 21.9% at a constant exchange rate, from (pound)897.9 million last year(1). Excluding the revenue of (pound)92.1 million from the TransWestern acquisition completed on 15 July 2005, Group revenue increased 13.5%.

We recognise revenue from advertising sales for each printed directory on completion of delivery of each directory.

UK REVENUE

UK revenue increased 5.6% to (pound)492.6 million. This growth was driven by a 62.4% increase in revenue by Yell.com to (pound)41.9 million. Revenue from printed directories grew 1.7% to (pound)436.1 million. The effect of RPI minus 6%(2) was to reduce Yellow Pages rate card prices by an average of 2.9%.

The total number of unique print advertisers in the first nine months dropped 4.0% to 340,000 reflecting increased competition. Retention remained the same as last year at 75%. The 6.0% growth in yield (average revenue per unique advertiser) to (pound)1,282 resulted from higher spending and the slightly higher retention of higher value advertisers.

-----------------
1. Throughout this report, unless otherwise indicated, references to "for the nine months" are to the nine months ended 31 December 2005 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2. Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2004 and 2005, the average price of advertising in our Yellow Pages decreased by 3.4% and 2.9%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 46.2% and 38.0% of our Group revenue in the nine months ended 31 December 2004 and 2005, respectively.

Yell.com's revenue growth of 62.4% to (pound)41.9 million was driven by growth in customer numbers and yield on the back of increased usage. Searchable advertisers grew 25.6% at the end of the period to 167,000 and yield (recognised revenue per average searchable advertiser) grew 24.2%. The introduction of higher prices reflected increased value for advertisers through increased usage. Searches were up 40% on the same period last year.

US REVENUE

Total US revenue grew 43.4% to (pound)618.4 million, or 39.5% at a constant exchange rate. The average exchange rate was approximately $1.80: (pound)1.00 against $1.83: (pound)1.00 in the same period last year.

Excluding the new advertisers from TransWestern, Yellow Book increased unique advertisers by 7.8% to 373,000 and average revenue per unique advertiser by 10.5% to $2,525. Retention was flat at 71%.

Organic revenue growth contributed 17.0% to the total revenue growth of 39.5% and is made up of same market growth, launches and internet revenue growth.

     o On a like for like basis, same market growth was 9.3% and contributed 9.0% to organic growth. This was stronger than we expect it to be in the final quarter, which includes some lower growth directories.

     o Launches contributed 7.0% to organic growth. Just under 20% of full year launch revenue is outstanding.

     o Yellowbook.com grew 51% to $23.2 million, contributing 1.0% to organic growth. Total internet revenue, including Worldpages.com (part of TransWestern), was $29.2 million.

Looking forward, we are confident that we will meet the organic growth consensus for the full year.

Revenue from acquired books publishing for the first time contributed 23.1% to the total revenue growth. This included (pound)92.1 million from TransWestern which performed in line with expectations, providing 20.5% of overall revenue growth. At the year end, we expect it will have contributed about $280 million to revenue for the eight and a half months it will have been part of the Group.

A further 2.6% of the overall revenue growth came from in-fill acquisitions. On a year to date basis, and including Clarke Directory Publications, acquired in January, we have invested $106 million on in-fill acquisitions adding annualised revenue of $35 million. We expect the in-fill acquisitions to contribute $24 million in the current year.

Revenue growth was slightly offset by 0.6% as a result of rescheduling directories into later months.

COST OF SALES

                                          THREE MONTHS ENDED                      NINE MONTHS ENDED
                                             31 DECEMBER                               31 DECEMBER
                                     ---------------------------                -----------------------
                                              2004         2005      CHANGE       2004          2005       CHANGE
                                     -----------------------------------------------------------------------------
                                          ((POUND) IN  MILLIONS)               ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------------------
UK printed directories                        52.2         46.4       (11.1)%     162.3         158.1        (2.6)%
Other UK products and services                 3.6          9.5       163.9%       10.5          17.8        69.5%
----------------------------------------------------------------                -----------------------
TOTAL UK COST OF SALES                        55.8         55.9         0.2%      172.8         175.9         1.8%
----------------------------------------------------------------                -----------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)              83.2        123.3        48.2%      237.8         327.3        37.6%
    Exchange impact (a)                          -          8.4                      -            8.8
----------------------------------------------------------------                -----------------------
TOTAL US COST OF SALES                        83.2        131.7        58.3%      237.8         336.1        41.3%
----------------------------------------------------------------                -----------------------
COST OF SALES                                139.0        187.6        35.0%      410.6         512.0        24.7%
================================================================                =======================

-------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)3.1 million, or 1.8%, to (pound)175.9 million in the nine months ended 31 December 2005 from (pound)172.8 million last year. Cost of sales as a percentage of revenue decreased to 35.7% compared to 37.0% for the corresponding period in the prior year.

Cost of sales for US printed directories increased by 37.6% at a constant exchange rate, reflecting the increase in US revenue and the TransWestern acquisition. Cost of sales for US printed directories as a percentage of related revenue and at a constant exchange rate was 54.4%, a decrease from 55.1% last year.

Our consolidated bad debt expense was (pound)63.5 million, or 5.7% of Yell Group revenue in the nine months ended 31 December 2005, as compared to (pound)50.7 million, or 5.6%, last year. The charge for UK bad debts was 3.7% of UK printed directories and other products and services revenue compared to 4.3% last year. The US bad debt expense was 7.3% of US printed directories revenue in the nine months ended 31 December 2005, as compared to 7.1% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

GROSS PROFIT AND GROSS PROFIT MARGIN

                                       THREE MONTHS ENDED                        NINE MONTHS ENDED
                                          31 DECEMBER                               31 DECEMBER
                                     --------------------------             ---------------------------
                                              2004       2005       CHANGE          2004          2005        CHANGE
                                     --------------------------------------------------------------------------------
                                          ((POUND) IN MILLIONS)                 ((POUND) IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------
UK printed directories                        75.7       83.8        10.7%         266.5         278.0          4.3%
Other UK products and services                10.1       11.7        15.8%          27.3          38.7         41.8%
--------------------------------------------------------------                  ------------------------
TOTAL UK GROSS PROFIT                         85.8       95.5        11.3%         293.8         316.7          7.8%
--------------------------------------------------------------                  ------------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)              68.5      109.1        59.3%         193.5         274.6         41.9%
    Exchange impact (a)                          -        7.7                          -           7.7
--------------------------------------------------------------                  ------------------------
TOTAL US GROSS PROFIT                         68.5      116.8        70.5%         193.5         282.3         45.9%
--------------------------------------------------------------                  ------------------------
GROSS PROFIT                                 154.3      212.3        37.6%         487.3         599.0         22.9%
=====================================================================================================================
GROSS PROFIT MARGIN (%)
    UK operations                             60.6       63.1                    63.0       64.3
    US operations                             45.2       47.0                    44.9       45.7
GROUP TOTAL (%)                               52.6       53.1                    54.3       53.9
=====================================================================================================================

-----------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Gross profit as a percentage of Group revenue was slightly down at 53.9% for the nine months ended 31 December 2005 compared to 54.3% for 2004.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the nine months ended 31 December 2005, for example, our gross profit margin for our UK operations was 64.3%, compared to 45.7% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by (pound)7.1 million, or 27.2%, from (pound)26.1 million (2.9% of Group revenue) in the nine months ended 31 December 2004 to (pound)33.2 million (3.0% of Group revenue) in the nine months ended 31 December 2005. Group distribution costs increased by 24.9% at a constant exchange rate. Our distribution costs have increased in line with the growth of our business.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs increased from (pound)216.7 million to (pound)249.8 million in the nine months ended 31 December 2005. Administrative costs excluding net exceptional credits of (pound)0.6 million in 2005 and exceptional costs of (pound)12.8 million in 2004 increased from (pound)203.9 million to (pound)250.4 million in the nine months ended 31 December 2005; an increase of (pound)46.5 million or 22.8% from last year.

GROUP OPERATING PROFIT AND EBITDA

                                            THREE MONTHS ENDED                        NINE MONTHS ENDED
                                               31 DECEMBER                               31 DECEMBER
                                        ---------------------------------------------------------------------------------
                                                   2004          2005     CHANGE             2004       2005     CHANGE
                                        ---------------------------------------------------------------------------------
                                                 ((POUND) IN MILLIONS)                       ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit, including
  exceptional items                                35.1          41.4                       157.3     173.2
Depreciation and amortisation of
  non-current assets                                2.9           2.7                         8.8       8.3
----------------------------------------------------------------------            ---------------------------
UK OPERATIONS EBITDA                               38.0          44.1       16.1%           166.1     181.5         9.3%
Exceptional items                                     -             -                           -      (5.0)
----------------------------------------------------------------------            ---------------------------
UK OPERATIONS EBITDA BEFORE
EXCEPTIONAL ITEMS                                  38.0          44.1       16.1%           166.1     176.5         6.3%
----------------------------------------------------------------------            ---------------------------
US OPERATIONS
Operating profit                                   35.4          57.6                        87.2     142.8
Depreciation and amortisation of
  non-current assets                                4.2          13.4                        12.7      26.3
----------------------------------------------------------------------            ---------------------------
US OPERATIONS EBITDA                               39.6          71.0       79.3%            99.9     169.1        69.3%
Exceptional items                                     -           2.0                        12.8       4.4
US OPERATIONS EBITDA BEFORE
EXCEPTIONAL ITEMS                                  39.6          73.0       84.3%           112.7     173.5        53.9%
----------------------------------------------------------------------            ---------------------------
US OPERATIONS EBITDA BEFORE
  EXCEPTIONAL ITEMS AT CONSTANT
  EXCHANGE RATE (a)                                39.6          70.2       77.3%           112.7     168.6        49.6%
----------------------------------------------------------------------            ---------------------------
GROUP
Operating profit, including
  exceptional items                                70.5          99.0                       244.5     316.0
Depreciation and amortisation of
  fixed assets                                      7.1          16.1                        21.5      34.6
----------------------------------------------------------------------            ---------------------------
Group EBITDA                                       77.6         115.1       48.3%           266.0     350.6        31.8%
======================================================================            ===========================
GROUP
Operating profit before exceptional
  items                                            70.5         101.0                       257.3     315.4
Depreciation and amortisation of
  non-current assets                                7.1          16.1                        21.5      34.6
----------------------------------------------------------------------            ---------------------------
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS              77.6         117.1       50.9%           278.8     350.0        25.5%
======================================================================            ===========================
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS
  AT CONSTANT EXCHANGE RATE (a)                    77.6         114.3       47.3%           278.8     345.1        23.8%
======================================================================            ===========================
EBITDA MARGIN (%)
    UK operations                                  26.8          29.1                        35.6      36.8
    US operations                                  26.1          28.6                        23.2      27.3
EBITDA MARGIN BEFORE EXCEPTIONAL
  ITEMS (%)
    UK operations                                  26.8          29.1                        35.6      35.8
    US operations                                  26.1          29.4                        26.1      28.1
=========================================================================================================================

------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.

Group EBITDA before exceptional items increased by 25.5% to (pound)350.0 million, or 23.8% at a constant exchange rate. The Group EBITDA margin before exceptional items increased 0.4 percentage points to 31.5%, reflecting the strong performances of Yell.com and the US business. EBITDA before exceptional items for the nine months ended 31 December 2005 is stated before exceptional costs of (pound)4.4 million on the TransWestern acquisition and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs in the UK.

UK EBITDA before exceptional credits rose 6.3%, or (pound)10.4 million, to (pound)176.5 million, reflecting the sustained progress of Yell.com, which partially offset our continued investment to support the revenue growth of printed directories. Yell.com more than doubled its EBITDA to (pound)15.9 million (operating profit of (pound)14.6 million with depreciation of (pound)1.3 million added back) from (pound)6.8 million last year (operating profit of (pound)5.4 million with depreciation of (pound)1.4 million added back). The UK EBITDA margin before exceptional credits was 35.8%, compared with 35.6% in the previous year, reflecting strong performance by Yell.com. Printed directories' EBITDA margins declined to 35.5% from 36.2% for the same period last year, reflecting the investment required to grow revenue under the regulatory price cap.

In the US, revenue growth and operational leverage, as well as the TransWestern acquisition, resulted in 53.9% growth in EBITDA before exceptional costs to (pound)173.5 million, a 49.6% increase at a constant exchange rate. The US EBITDA margin before exceptional costs increased from 26.1% to 28.1%.

NET FINANCE COST

Net finance cost was (pound)119.4 million in the nine months ended 31 December 2005, an increase of (pound)22.6 million from (pound)96.8 million last year. Net finance cost comprised (pound)73.5 million of net interest paid or to be paid within a six-month period, (pound)9.0 million of interest rolled up into our long-term debt, (pound)12.9 million of amortised financing costs and (pound)24.0 million of interest payable to our parent company. The amortised financing costs of (pound)12.9 million include (pound)7.8 million of exceptional interest which is the accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

TAXATION

The taxation charge was (pound)73.6 million for the nine months ended 31 December 2005, and (pound)45.6 million last year.

PROFIT AFTER TAX

The profit after tax was (pound)123.0 million for the nine months ended 31 December 2005 compared to a profit after tax of (pound)102.1 million for the same period in the prior year. This increase in profit reflects the strong EBITDA growth described above.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements.

 CASH FLOWS

                                                         THREE MONTHS ENDED         NINE MONTHS ENDED
                                                             31 DECEMBER              31 DECEMBER
                                                   ----------------------------------------------------
                                                           2004        2005          2004        2005
                                                   ----------------------------------------------------
                                                     ((POUND) IN MILLIONS)       ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------
Net cash inflow (outflow) from operating activities         42.8       (2.9)         119.4      115.9
Net cash used in investing activities                      (13.5)     (28.6)         (22.2)    (948.4)
Net cash (used in) provided by financing activities          -         36.8          (45.0)     815.6
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
    equivalents                                             29.3        5.3           52.2      (16.9)
=======================================================================================================

Net cash inflow from operating activities for the nine months ended 31 December 2005 was (pound)115.9 million, compared with a net inflow of (pound)119.4 million for the nine months ended 31 December 2004. The decrease from last year is largely driven by the increase in interest payments to our parent company exceeding the improvement in operating profit.

Net cash used in investing activities was (pound)948.4 million for the nine months ended 31 December 2005 for the purchase of subsidiary undertakings, including TransWestern, tangible fixed assets and shares in our parent company. This compares to (pound)22.2 million for the nine months ended 31 December 2004 for the purchase of tangible fixed assets and shares in our parent company.

Net cash provided by financing activities was (pound)815.6 million in the nine months ended 31 December 2005 from the net acquisition of new loans, and net cash used in financing activities was (pound)45.0 million in the nine months ended 31 December 2004 which comprised repayments of borrowings.

The net increase in cash and cash equivalents is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of increasing cash and cash equivalents by (pound)1.9 million in the nine months ended 31 December 2005 (2004 - decreasing by (pound)2.1 million).

CASH CONVERSION

The cash generated from operations after capital expenditure but before payments of exceptional costs was (pound)340.1 million for the nine months ended 31 December 2005 and (pound)261.2 million last year. This was an increase of 30.2% after accounting for foreign currency exchange movements, or 28.6% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the nine months ended 31 December 2005 and 2004 of (pound)18.4 million and (pound)15.6 million, respectively. We excluded payments of litigation costs of (pound)13.6 million during the nine months ended 31 December 2004 and excluded payments of litigation costs and TransWestern acquisition related expenses totalling (pound)3.0 million during the nine months ended 31 December 2005. We excluded (pound)64.8 million of cash paid in December 2005 to repair our pension deficit. We also excluded share based payments totalling (pound)2.8 million in the nine months ended 31 December 2005 and (pound)2.5 million in the corresponding period of 2004.

Our performance measure operating cash flow of (pound)340.1 million for the nine months ended 31 December 2005 as a percentage of EBITDA before exceptional items of (pound)350.0 million was 97.2% ("cash conversion"). The performance measure operating cash flow of (pound)261.2 million for the nine months ended 31 December 2004 as a percentage of EBITDA before exceptional items of (pound)278.8 million was 93.7%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. We now expect year end cash conversion to be better than previously expected at around 80% to 85%. This is before the pension deficit repair payment of (pound)64.8 million in the third quarter.

CAPITAL RESOURCES

At 31 December 2005, we had cash of (pound)38.1 million, compared to (pound)53.1 million at 31 March 2005.

We made an additional annual pension contribution of (pound)8.8 million in the nine months ended 31 December 2005, and a deficit repair payment of (pound)64.8 million. While these payments reduce cash flow from operating activities, they have no effect on amounts presented in our consolidated income statements.

We expect that any future significant acquisitions or other significant expenditures, including those related to the development of our online services, will be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)2,491.1 million at 31 December 2005, compared to (pound)1,645.9 million at 31 March 2005 as set out below.

                                                                          AT 31 MARCH       AT 31 DECEMBER
                                                                                 2005                 2005
                                                                       ------------------------------------
                                                                                  ((POUND) IN MILLIONS)
-----------------------------------------------------------------------------------------------------------
Long-term loans and other borrowings
    Term Loan A1 - denominated in sterling (a)                                  544.0                 300.0
    Term Loan A2 - denominated in US dollars (b)                                315.6               1,163.7
    Senior notes                                                                314.7                 339.1
    Revolving credit facility                                                       -                 268.8
    Other                                                                         1.3                   0.6
------------------------------------------------------------------------------------------------------------
Total debt owed to third parties                                              1,175.6               2,072.2
Unamortised financing costs                                                     (14.0)                (12.5)
------------------------------------------------------------------------------------------------------------
Third party debt, net of unamortised financing costs                          1,161.6               2,059.7
Cash and cash equivalents                                                       (53.1)                (38.1)
------------------------------------------------------------------------------------------------------------
NET THIRD PARTY DEBT AT END OF THE PERIOD                                     1,108.5               2,021.6
Subordinated parent company loans                                               537.4                 469.5
------------------------------------------------------------------------------------------------------------
NET DEBT AT END OF THE PERIOD                                                 1,645.9               2,491.1
============================================================================================================

(a) The old Term Loan A1 was refinanced and a new Term Loan A1 of (pound)300 million obtained on 15 July 2005.

(b) The old Term Loan A2 was refinanced and a new Term Loan A2 of $2 billion obtained on 15 July 2005.

Net third-party debt, which excludes subordinated parent company loans, of (pound)2,021.6 million as a multiple of pro forma (as if TransWestern had been part of the Group for the entire period) EBITDA before exceptional items over the last 12 months of (pound)490.3 million was 4.1. This compares to 2.8 times EBITDA before exceptional items at 31 March 2005.

The movements in net third party debt between 31 March 2005 and 31 December 2005 are as follows:

                                                                      NET DEBT
--------------------------------------------------------------------------------

AT 31 MARCH 2005                                                      1,108.5
Net cash inflow from operating activities                              (115.9)
Net cash used in investing activities                                   948.4
Net finance costs increasing third party debt, and other                 20.4
Currency movements                                                       60.2
--------------------------------------------------------------------------------
AT 31 DECEMBER 2005                                                   2,021.6
================================================================================

DEBT OBLIGATIONS

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the facility agreement) and EBITDA to net cash interest payable.

OTHER MATTERS

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements.

MARKET-RELATED RISKS

Interest is payable under our credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Over the period to December 2007 we have fixed interest initially on approximately 50% of the indebtedness under our bank credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 59% of our total gross debt until December 2007, falling to approximately 18% thereafter. At 31 December 2005, we had (pound)3.6 million net gains on interest rate swaps that have been recognised in the Statement of Recognised Income and Expense.

All of these instruments are entered into for hedging purposes and, under IFRS, gains and losses on these instruments are recognised directly in equity. Instruments entered into before 1 April 2005 do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 64.6% of our external debt and 52.0% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 22.8%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 31 December 2005, we had (pound)1,331.0 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)1,722.5 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the nine months ended 31 December 2005. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our finance costs for the nine months ended 31 December 2005 would vary by approximately (pound)6.2 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)12.4 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the finance costs for the nine months ended 31 December 2005 would have been approximately (pound)2.3 million lower or (pound)2.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

LITIGATION

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. Yell Finance B.V. fully accrued the estimated costs in the last quarter of the year ended 31 March 2005 arising from this class action.

CURRENT UK REGULATORY REVIEW

Following the publication of the Notification of Emerging Thinking on 24 January 2006, we continue to contribute fully to the investigation of "Classified Directories Advertising Services" by the Competition Commission.

We will continue to provide the Commission with evidence of the increasing and diversifying competition in the market including the impact that we expect the entry of BT and the growth of internet usage to have in the future. We are demonstrating the excellent value we give advertisers in terms of value for money and service, bringing to the Commission's notice the reduction in prices since 2001 far beyond that required by regulation. We believe that the body of evidence we have provided and will continue to provide supports the view that regulation is no longer required.

The next publication, as set out in the Commission's timetable, is the Notification of Provisional Findings which is expected to be published in April 2006. The Commission currently expects to publish its final report at the end of the summer of 2006.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained within the Form 20-F filed with the SEC on 13 June 2005.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

Our parent company, Yell Group plc, and its subsidiaries, also provides consolidated financial information to the SEC, in order to disclose what it reports to the London Stock Exchange and to satisfy its requirement to produce an IFRS to US GAAP reconciliation for US employees.